082-02441

KELSO TECHNOLOGIES INC.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE is hereby given that the Annual General Meeting of the shareholders of KELSO TECHNOLOGIES INC. (the "Company") will be held at Suite 2760 – 200 Granville Street, Vancouver, British Columbia, on Wednesday, February 28, 2007 at 12:00 p.m. for the following purposes:

1. To receive and consider the Report of the Directors.

2. To receive and consider the audited financial statements of the Company for the year ended August 31, 2006 together with the auditors' report thereon.

3. To appoint auditors for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditors.

4. To fix the number of directors at four.

5. To elect directors for the ensuing year.

SUPPL

6. To approve the Company's 2007 Stock Option Plan and authorize the Company, subject to regulatory approval, to grant and amend stock options pursuant and subject to the terms and conditions of the 2007 Stock Option Plan.

7. To consider and, if thought fit, pass a special resolution altering the Company's Notice of Articles to remove the application of certain provisions prescribed in the British Columbia *Business Corporations Act* called the "pre-existing company provisions", particulars of which are as set out in the Information Circular delivered herewith.

8. To consider and, if thought fit, pass a special resolution deleting the existing Articles of the Company in their entirety and replacing them with a new form of Articles, such new form of Articles being consistent with the terminology and provisions of the newly enacted British Columbia *Business Corporations Act*, particulars of which are as set out in the Information Circular delivered herewith.

9. To consider and, if thought fit, pass a special resoulution altering the authorized share capital of the Company by increasing the authorized number of common shares without par value and Class "A" Preference Shares without par value to an unlimited number, particulars of which are as set out in the Information Circular delivered herewith.

10. To transact such other business as may properly come before the meeting.

PROCESSED

FEB 16 2007

THOMSON FINANCIAL

For full details of each of the foregoing items, please see the accompanying Information Circular.

Shareholders unable to attend the Annual General Meeting in person are requested to read the enclosed Information Circular and Proxy, and then complete and deposit the Proxy together with the power of attorney or other authority, if any, under which it was signed or a notarially certified copy thereof with the Company's transfer agent, Pacific Corporate Trust Company, of 2nd Floor, 510 Burrard Street, Vancouver, B.C., V6C 3B9 at least 48 hours (excluding Saturdays, Sundays and holidays) before the time of the meeting or adjournment thereof. Unregistered shareholders who received the Proxy through an intermediary must deliver the Proxy in accordance with the instructions given by such intermediary.

DATED at Vancouver, British Columbia, this 31st day of January, 2007.

ON BEHALF OF THE BOARD OF DIRECTORS

"John L. Carswell"

John L. Carswell, C.E.O. & President

dlw 2/16

07021079

KELSO TECHNOLOGIES INC.

INFORMATION CIRCULAR

THIS INFORMATION CIRCULAR CONTAINS INFORMATION AS AT JANUARY 31, 2007

I. PERSONS MAKING THIS SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of Proxies by the management of KELSO TECHNOLOGIES INC. (the "Company") for use at the Annual General Meeting (the "Meeting") of the shareholders of the Company to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting, and at any adjournment thereof. It is expected that the solicitation will be primarily by mail. Proxies may also be solicited personally by employees of the Company. The cost of solicitation will be borne by the Company.

II. COMPLETION AND VOTING OF PROXIES

Voting at the Meeting will be by a show of hands, each shareholder having one vote, unless a poll is requested or required, in which case each shareholder is entitled to one vote for each share held. A poll is required if the number of shares represented by proxies that are to be voted against a motion are greater than 5% of the votes that could be cast at the Meeting by shareholders present in person or by proxy. In order to approve a motion proposed at the Meeting, a majority of greater than 50% of the votes cast will be required (an "ordinary resolution") unless the motion requires a special resolution in which case a majority of 75% of the votes cast will be required.

The persons named in the accompanying Proxy as proxyholders are directors or senior officers of the Company. **A SHAREHOLDER OR AN INTERMEDIARY HOLDING SHARES AND ACTING ON BEHALF OF AN UNREGISTERED SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT ON HIS BEHALF AT THE MEETING OTHER THAN THE PERSONS NAMED IN THE PROXY AS PROXYHOLDERS. TO EXERCISE THIS RIGHT, THE SHAREHOLDER OR INTERMEDIARY MUST STRIKE OUT THE NAMES OF THE PERSONS NAMED IN THE PROXY AS PROXYHOLDERS AND INSERT THE NAME OF HIS NOMINEE IN THE SPACE PROVIDED OR COMPLETE ANOTHER PROXY.**

A shareholder or intermediary acting on behalf of a shareholder may indicate the manner in which the persons named in the enclosed Proxy are to vote with respect to any matter by checking the appropriate space. On any poll required by virtue of 5% or more of the votes that could be cast at the Meeting being represented by proxies that are to be voted against a matter or by a shareholder or proxyholder requesting a poll, those persons will vote or withhold from voting the shares in respect of which they are appointed in accordance with the directions, if any, given in the Proxy provided such directions are certain.

If the shareholder or intermediary acting on behalf of a shareholder wishes to confer a discretionary authority with respect to any matter, then the space should be left blank. **IN SUCH INSTANCE, THE PROXYHOLDER, IF ONE PROPOSED BY MANAGEMENT, INTENDS TO VOTE THE SHARES REPRESENTED BY THE PROXY IN FAVOUR OF THE MOTION**. The enclosed Proxy, when properly signed, also confers discretionary authority with respect to amendments or variations to the matters identified in the Notice of Meeting and with respect to other matters which may be properly brought before the Meeting. At the time of printing this Circular, the management of the Company is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting. If, however, other matters which are not now known to the management should properly come before the Meeting, the Proxies hereby solicited will be exercised on such matters in accordance with the best judgment of the nominees.

The Proxy must be dated and signed by the shareholder or by his attorney authorized in writing or by the intermediary acting on behalf of a shareholder. In the case of a corporation, the Proxy must be executed under its corporate seal or signed by a duly authorized officer or attorney for the corporation.

COMPLETED PROXIES TOGETHER WITH THE POWER OF ATTORNEY OR OTHER AUTHORITY, IF ANY, UNDER WHICH IT WAS SIGNED OR A NOTARIALLY CERTIFIED COPY THEREOF MUST BE DEPOSITED WITH THE COMPANY'S TRANSFER AGENT, PACIFIC CORPORATE TRUST COMPANY, OF 2nd FLOOR, 510 BURRARD STREET, VANCOUVER, BRITISH COLUMBIA, V6C 3B9, AT LEAST 48 HOURS (EXCLUDING SATURDAYS, SUNDAYS AND HOLIDAYS) BEFORE THE TIME OF THE MEETING OR ADJOURNMENT THEREOF.

UNREGISTERED SHAREHOLDERS WHO RECEIVED THE PROXY THROUGH AN INTERMEDIARY MUST DELIVER THE PROXY IN ACCORDANCE WITH THE INSTRUCTIONS GIVEN BY SUCH INTERMEDIARY.

Advice To Non Registered Shareholders

ONLY REGISTERED SHAREHOLDERS OR DULY APPOINTED PROXYHOLDERS ARE PERMITTED TO VOTE AT THE MEETING. SHAREHOLDERS WHO DO NOT HOLD THEIR SHARES IN THEIR OWN NAME (REFERRED TO HEREIN AS "BENEFICIAL SHAREHOLDERS") ARE ADVISED THAT ONLY PROXIES FROM SHAREHOLDERS OF RECORD CAN BE RECOGNIZED AND VOTED AT THE MEETING. Beneficial Shareholders who complete and return an instrument of proxy must indicate thereon the person (usually a brokerage house acting as an intermediary) who holds their shares as a registered shareholder. Every such intermediary (a "broker") has its own mailing procedure, and provides its own return instructions, which should be carefully followed. The instrument of proxy supplied to Beneficial Shareholders is identical to that provided to registered shareholders. However, its purpose is limited to instructing the registered shareholder how to vote on behalf of the Beneficial Shareholder.

If common shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those shares will not be registered in such shareholder's name on the records of the Company. Such shares will more likely be registered under the name of the shareholder's broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities, which company acts as nominee for many Canadian brokerage firms). Common shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers/nominees are prohibited from voting shares for their clients. The directors and officers of the Company do not generally know for whose benefit the common shares registered in the name of CDS & Co. are held.

In accordance with National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy to the clearing agencies and intermediaries for onward distribution to Beneficial Shareholders. Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings unless the Beneficial Shareholders have waived the right to receive meeting materials. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their common shares are voted at the Meeting. Often the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided by the Company to the registered shareholders. However, its purpose is limited to instructing the registered shareholder how to vote on behalf of the Beneficial Shareholder. Should a Beneficial Shareholder receiving such a form wish to vote at the Meeting, the Beneficial Shareholder should strike out the names of the Management Proxyholders named in the form and insert the Beneficial Shareholder's name in the blank provided and return the materials to the broker as directed.

The majority of brokers now delegate responsibility for obtaining instructions from clients to Independent ADP Investor Communications Services ("ADP"). ADP typically applies a special sticker to the proxy forms, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the proxy forms to ADP. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of common shares to be represented at the Meeting. **A BENEFICIAL SHAREHOLDER RECEIVING A PROXY WITH AN ADP STICKER ON IT CANNOT USE THAT PROXY TO VOTE COMMON SHARES DIRECTLY AT THE MEETING - THE PROXY MUST BE RETURNED TO ADP WELL IN ADVANCE OF THE MEETING IN ORDER TO HAVE THE COMMON SHARES VOTED.** All references to shareholders in this Information Circular and the accompanying Instrument of Proxy and Notice of Meeting are to shareholders of record unless specifically stated otherwise. In addition, there are two kinds of Beneficial Owners - those who object to their names being made known to the issuers of securities which they own being called Objecting Beneficial Owners ("OBOs") and those who do not object to the issuers of the securities they own knowing who they are being called Non-Objecting Beneficial Owners ("NOBOs"). Up until September 2002, companies had no knowledge of the identity of any of their beneficial owners including NOBOs. Subject however to the provisions of National Instrument 54-101, Communication with Beneficial Owners of Securities of Reporting Issuers, after September 1, 2002 issuers could request and obtain a list of their NOBOs from intermediaries via their transfer agents. Prior to September 1, 2004 issuers could obtain this NOBO list and use it for specific purposes connected with the affairs of the Company except for the distribution of proxy-related materials directly to NOBOs. This was stage one of the implementation of the Instrument. For shareholder meetings taking place on or after September 1, 2004, issuers can obtain and use this NOBO list for distribution of proxy-related materials directly (not via ADP) to NOBOs. This is stage two of the implementation of the Instrument.

This year, the Company has decided to take advantage of those provisions of National Instrument 54-101 that permit it to directly deliver proxy-related materials to its NOBOs. As a result NOBOs can expect to receive a scannable Request for Voting Instructions Form (VIF) from our transfer agent, Pacific Corporate Trust Company ("PCT"). These VIFs are to be completed and returned to PCT in the envelope provided or by facsimile. PCT will tabulate the results of the VIFs received from NOBOs and will provide appropriate instructions at the Meeting with respect to the shares represented by the VIFs they receive.

III. REVOCATION OF PROXIES

A shareholder who, or an intermediary acting on behalf of a shareholder which, has given a Proxy has the power to revoke it. Revocation can be effected by an instrument in writing signed by the intermediary or shareholder or his attorney authorized in writing, and, in the case of a corporation, executed under its corporate seal or signed by a duly authorized officer or attorney for the corporation and either delivered to the registered office of the Company at Suite 2760 – 200 Granville Street, Vancouver, British Columbia, V6C 1S4 at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or deposited with the Chairman of the Meeting on the day of the Meeting, prior to the hour of commencement.

IV. INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

None of the directors or senior officers of the Company, nor any person who has held such a position since the beginning of the last completed financial year of the Company, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors or the appointment of auditors except for the insiders of the Company, generally, inasmuch as they may be recipients of future options to purchase shares of the Company pursuant the Company's 2007 Stock Option Plan, approval of which will be sought at the Meeting.

V. VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company has one class of shares entitled to be voted at the Meeting, namely, Common shares. All issued shares are entitled to be voted at the Meeting and each has one non-cumulative vote. There are 53,112,762 Common shares issued and outstanding.

Only those shareholders of record on January 24, 2007 will be entitled to vote at the Meeting or any adjournment thereof.

To the knowledge of the directors and senior officers of the Company, no persons beneficially own, directly or indirectly, or exercise control or direction over shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company which have the right to vote in all circumstances.

VI. ELECTION OF DIRECTORS

Management proposes to nominate the persons named in the following table for election as directors of the Company. Each elected director will hold office until the end of his elected term of office or until his successor is duly elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company or he becomes disqualified to act as a director.

It is proposed to fix the number of directors at four. This requires the approval of the shareholders of the Company by an ordinary resolution, which approval will be sought at the Meeting.

The following information concerning the proposed nominees has been furnished by each of them:

Name & Present Position with the Company	Present Principal Occupation(s)[(1)]	Previously a Director	Shares Owned[(2)]
JOHN L. CARSWELL[(3)] Director , C.E.O., C.F.O. and President	C.E.O., C.F.O. and President of the Company.	since June 1995	187,631
BLAIR L. QUALEY[(3)] Director	Director, Business Development, The Vancouver Board Of Trade.	since July 2004	Nil
WILLIAM E. TROY(3) Director	self employed businessman.	since Nov. 2005	893,840
ANDREW R. MALE Director	self employed business man and a Director of Sola Resource Corp., Canasia Industries Corporation and Cosco ESP Inc.	since Nov. 2006	Nil

(1) Includes occupations for preceding five years unless the director was elected at the previous Annual General Meeting and was shown as a nominee for election as a director in the Information Circular for that meeting.

(2) The approximate number of shares of the Company carrying the right to vote in all circumstances beneficially owned, directly or indirectly, or over which control or direction is exercised by each proposed nominee as of December 31, 2006.

(3) Member of Audit Committee.

The Company does not have an Executive Committee. Pursuant to the provisions of the BC Business Corporations Act, the Company is required to have an Audit Committee whose members are indicated in the above chart.

All of the above persons are ordinarily resident in Canada, except for Mr. Troy who resides in the USA.

VII. STATEMENT OF EXECUTIVE COMPENSATION

Disclosure is provided herein respecting: (a) each CEO and CFO of the Company during the Company's most recently completed financial year, despite the amount of compensation of that individual; (b) each of the Company's four most highly compensated executive officers, other than the CEO, who were serving as executive officers at the end of the most recently completed financial year, provided that disclosure is not provided herein respecting an executive officer whose total salary and bonus does not exceed $150,000; and (c) any additional individuals for whom disclosure would have been provided under (b) but for the fact that the individual was not serving as an executive officer of the Company at the end of the most recently completed financial year end. For the purposes of this disclosure:

"executive officer" means an individual who at any time during the financial year was: (a) the chair of the Company, if that individual performed the functions of the office on a full-time basis; (b) a vice-chair of the Company, if that individual performed the functions of the office on a full-time basis; (c) the president of the Company; (d) a vice-president of the Company in charge of a principal business unit, division or function such as sales, finance or production; or (e) an officer of the Company or any of its subsidiaries or any other person who performed a policy-making function in respect of the Company, whether or not the individual was also a director of the Company or any of its subsidiaries.

"SARS" or "stock appreciation right" means a right granted by the Company, as compensation for services rendered, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of publicly traded securities of the Company.

"LTIP" or "long term incentive plan" means any plan which provides compensation intended to serve as incentive for performance to occur over a period longer than one financial year, but does not include option or stock appreciation right plans or plans for compensation through restricted shares or restricted share units.

Perquisites and other personal benefits, securities or property, if any, are disclosed in the Summary Compensation Table below under the column entitled "Other Annual Compensation", unless the aggregate amount of such compensation is no greater than the lesser of $50,000 and 10 percent of the total of the annual salary and bonus of the executive officer for the financial year. If applicable, each perquisite or other personal benefit exceeding 25 percent of the total perquisites and other personal benefits reported for an executive officer are identified by type and amount in a footnote to the other annual compensation column. Perquisites and other personal benefits are valued on the basis of the aggregate incremental cost to the Company and its subsidiaries.

Summary Compensation Table (Canadian Dollars)

		Annual Compensation			Long-Term Compensation			
					Awards		Payouts	
Names and Principal Positions of Applicable Executive Officers	Fiscal Year Ending	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Granted Under Options/ SARS Granted (#)	Shares or Units Subject to Resale Restrictions ($)	LTIP Payouts ($)	All Other Compen-sation ($)
Stephen L. Grossman, Former Executive Officer and Former CEO & CFO(3)	Aug. 31 2006	Nil	Nil	$132,000 USD	228,100	Nil	Nil	$7,800 USD(4)
	Aug. 31 2005	Nil	Nil	$134,800	843,150	Nil	Nil	$49,300(1)
	Aug. 31 2004	Nil	Nil	$132,000	1,924,422(2)	Nil	Nil	n/a
John L. Carswell, President, CEO & CFO	Aug.31 2006	Nil	Nil	$120,000(5)	Nil	Nil	Nil	$6,000(5)
	Aug. 31 2005	Nil	Nil	$7,500(5)	362,625	Nil	Nil	n/a

(1) Vacation pay in respect of unused vacation for six out of 10 years between 1994 and 2004, due to Mr. Grossman's workload not allowing full vacation time.

(2) Includes repricing during fiscal year of 1,101,743 previously granted options.

(3) Mr. Grossman ceased to be the Chairman and a director of the Company on October 31, 2006 as well as the President and CEO of the Company's wholly owned subsidiary Kelso Technologies (USA) Inc.

(4) Automobile allowance.

(5) Century Communications Corp. (100% owned by John L. Carswell) was paid until December 31, 2005 for providing the services of Mr. Carswell. Thereafter, Mr. Carswell was paid personally for his services. $35,000 of annual compensation has been accrued and is currently unpaid. Century Communications Corp. was paid $6,000 vacation pay in respect of unused vacation.

The terms and conditions of the current employment contract or arrangement with the above mentioned executive officers is as follows:

John L. Carswell currently receives or accrues $10,000 per month for providing his services as C.E.O., C.F.O. and President of the Company.

No LTIP has been instituted by the Company and none are proposed at this time. Accordingly, there is no LTIP Awards Table set out in this Information Circular.

The Company does not have a "Compensation Committee". The directors of the Company do not have any specific policies for determining compensation of executive officers.

No pension plans or retirement benefit plans have been instituted by the Company and none are proposed at this time.

Option/Sar Grants During The Most Recently Completed Financial Year

Names of Applicable Executive Officers	Securities Under Option/ SARS granted (#)	% of Total Options/SARS Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARS on the Date of Grant ($/Security)	Expiration Date
Stephen L. Grossman	228,100	0.82%	$0.10	Nil	Feb. 26, 2010

Aggregate Option/Sar Exercises During The Most Recently Completed Financial Year And Financial Year-End Option/Sar Values

Names of Applicable Executive Officers	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARS at Fiscal Year End (#) Exercisable/Unexercisable	Value of Unexercised in the Money Options/SARS at Fiscal Year End ($) Exercisable/Unexercisable
Stephen L. Grossman	3,000	Nil	1,997,000 exercisable	Nil Exercisable
John L. Carswell	Nil	Nil	1,000,000 exercisable	Nil Exercisable

Option/Sar Repricings During The Most Recently Completed Financial Year

There were no option/SAR repricings during the most recently completed financial year.

Compensation Of Directors

None of the directors of the Company were compensated by the Company or its subsidiaries during the most recently completed financial year for their services in their capacity as directors, nor for services as consultants or experts, except for Stephen L. Grossman and John L. Carswell who received consulting fees for acting as officers of the Company (see Summary Compensation Table above).

VIII. INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

Since the beginning of the Company's most recently completed financial year, no officers, directors, employees or former officers, directors or employees of the Company or its subsidiaries have been indebted to the Company or its subsidiaries.

IX. INTEREST OF MANAGEMENT AND INSIDERS IN MATERIAL TRANSACTIONS

None of the directors or senior officers of the Company, nor any proposed nominee for election as a director of the Company, nor any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company, nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, in any transaction since the commencement of the Company's last completed financial year or in any proposed transaction which, in either case, has or will materially affect the Company except as disclosed herein.

X. REMUNERATION AND APPOINTMENT OF AUDITORS

The persons named in the enclosed Proxy will vote for the appointment of Smythe Ratcliffe, of Suite 700, Marine Building, 355 Burrard Street, Vancouver, British Columbia V6C 2G8, as auditors for the Company to hold office until the next Annual General Meeting of the shareholders, at a remuneration to be fixed by the directors. Smythe Ratcliffe was appointed as auditors on November 23, 2006.

XII. AUDIT COMMITTEE

The Audit Committee's Charter

Mandate

The primary function of the audit committee (the "Committee") is to assist the Board of Directors in fulfilling its financial oversight responsibilities by reviewing the financial statements and other financial information provided by the Company to regulatory authorities and shareholders, the Company's systems of internal controls regarding finance and accounting and the Company's auditing, accounting and financial reporting processes. The Company's external auditors must report directly to the Committee. The Committee's primary duties and responsibilities are to:

(i) Serve as an independent and objective party to monitor the Company's financial reporting and internal controls system and review the Company's financial statements;

(ii) Review and appraise the performance of the Company's external auditors; and

(iii) Provide an open avenue of communication among the Company's auditors, financial and senior management and the Board of Directors.

Composition

The Committee shall be comprised of three directors as determined by the Board of Directors, the majority of whom are not employees, control persons (as defined by the BC Securities Act), or officers of the Company or its associates or affiliates. Ideally, all members of the Committee shall be free from any relationship that, in the opinion of the Board of Directors, would interfere with the exercise of his independent judgment as a member of the Committee. At least one member of the Committee shall have accounting or related financial management expertise. All members of the Committee that are not financially literate should work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices. For the purposes of the Charter, the definition of "financially literate" is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Company's financial statements. The Committee must comply with the requirements of Multilateral Instrument 52-110 ("MI 52-110").

The members of the Committee shall be elected by the Board of Directors at its first meeting following the annual shareholders' meeting. Unless a Chair is elected by the full Board of Directors, the members of the Committee may designate a Chair by a majority vote of the full Committee membership.

Meetings

The Committee shall meet a least 4 times annually, or more frequently as circumstances dictate, in person or by telephone conference call.

Responsibilities and Duties

To fulfill its responsibilities and duties, the Committee shall:

Documents/Reports Review

(a) Review and, as necessary or appropriate, update the Charter annually.

(b) Review the Company's annual and interim financial statements, MD&A and any earnings press releases before the Company publicly discloses this information and any reports or other financial information, which are submitted to any governmental body, or to the public, including any certification, report, opinion, or review rendered by the external auditors.

External Auditors

(a) Annually review the performance of the external auditors who shall be ultimately accountable to the Board of Directors and the Committee as representatives of the shareholders of the Company.

(b) Recommend to the Board of Directors the selection and, where applicable, the replacement of the external auditors nominated annually for shareholder approval.

(c) Review with management and the external auditors the audit plan for the year-end financial statements.

(d) Review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Company's external auditors.

Provided the pre-approval of the non-audit services is presented to the Committee's first scheduled meeting following such approval, such authority may be delegated by the Committee to one or more independent members of the Committee.

Financial Reporting Processes

(a) In consultation with the external auditors, review with management the integrity of the Company's financial reporting process, both internal and external.

(b) Consider the external auditors' judgments about the quality and appropriateness of the Company's accounting principles as applied in its financial reporting.

(c) Consider and approve, if appropriate, changes to the Company's auditing and accounting principles and practices as suggested by the external auditors and management.

(d) Following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

(e) Review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements.

(f) Review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented.

(g) Review any complaints or concerns about any questionable accounting, internal accounting controls or auditing matters.

(h) Establish a procedure for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

Composition of the Audit Committee

The following are the members of the Committee:

	Independent (1)(2)	Financially Literate (1)(2)
John L. Carswell	No	Yes
Blair L. Qualey	Yes	Yes
William E. Troy	Yes	Yes

(1) As defined by MI 52-110.
(2) See the heading "Exemption" below.

Audit Committee Oversight

At no time since the commencement of the Company's most recently completed financial year was a recommendation of the Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

Reliance on Certain Exemptions

At no time since the commencement of the Company's most recently completed financial year has the Company relied on the exemption in Section 2.4 of MI 52-110 (De Minimis Non-audit Services), or an exemption from MI 52-110, in whole or in part, granted under Part 8 of MI 52-110.

Pre-Approval Policies and Procedures

The Committee has not adopted specific policies and procedures for the engagement of non-audit services.

External Auditor Service Fees (By Category)

The aggregate fees billed by the Company's external auditors in each of the last two fiscal years are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
August 31, 2006	$15,000 est.	Nil	Nil	$7,500
August 31, 2005	$8,500	Nil	Nil	$6,900

Exemption

The Company is relying on the exemption provided under Section 6.1 of MI 52-110, which exempts it from the requirements for the members of the Committee to be independent and financially literate.

XI. MANAGEMENT CONTRACTS

Management services for the Company are not, to any material degree, performed by persons other than the senior officers of the Company.

XII. PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

2006 Stock Option Plan

In accordance with Policy 4.4 of the TSX Venture Exchange ("TSX-V"), all listed companies are required to adopt a formal stock option plan. The Company last adopted a stock option plan in 2006, which was approved by the Company's shareholders at the Company's Annual General Meeting on January 20, 2006. **In the unlikely event that the Company's shareholder's do not approve the 2007 Stock Option Plan, the 2006 Stock Option Plan and all previously issued options shall nevertheless continue. However, the Company would not be in a position to grant future options to new employees or anyone else. In the opinion of management, this might severely restrict the growth and profitability of the Company.**

The Company hereby seeks shareholder approval for the Company to adopt a fresh stock option plan (the "2006 Plan") in accordance with and subject to the rules and policies of the TSX-V. The 2006 Plan is being established in order to provide incentive to directors, officers, employees, management, and others who provide services to the Company to act in the best interests of the Company as well as to provide incentive to such persons to increase their interest in the Company and thereby aid the Company in attracting, retaining and encouraging the continued involvement of such persons with the Company. It is proposed that under the 2007 Plan, which will be subject to approval by the TSX-V, the total number of common shares allotted and reserved for future issuance will be equivalent to 10% of the issued and outstanding share capital of the Company from time to time. All outstanding options, whether granted under the 2006 Plan or otherwise, shall be included in the aforesaid percentage. There are currently 4,436,000 options outstanding, equivalent to approximately 8% of the current issued and outstanding share capital of the Company. **Accordingly, unless some of the existing options are exercised, cancelled or lapse, only the balance of the aforesaid 10% may be granted unless and until the issued and outstanding share capital increases.**

Regulatory Requirements

The Company's common shares trade on the TSX-V, which requires that listed companies obtain the approval of their shareholders for stock option plans where the plan reserves for issuance pursuant to stock options a number of shares equivalent to a "rolling" percentage of the Company's issued and outstanding share capital.

Disinterested shareholder approval must be obtained where:

(a) a stock option plan, together with all of the Company's previously established or proposed stock option grants could result at any time in:

  (i) the number of shares reserved for issuance pursuant to stock options granted to Insiders exceeding 10% of the Company's outstanding share capital;

  (ii) the issuance to Insiders, within a one year period, of a number of shares exceeding 10% of the Company's outstanding share capital; or

  (iii) except in the case of a Tier 1 issuer, the issuance to any one Insider and such Insider's associates, within a one year period, of a number of shares exceeding 5% of the Company's outstanding share capital; or

(b) the Company is decreasing the exercise price of stock options previously granted to Insiders.

If disinterested shareholder approval is required, the plan must be approved by a majority of the votes cast by all shareholders at the shareholders' meeting excluding votes attaching to shares owned by:

  (i) Insiders to whom options may be issued under the stock option plan; and
  (ii) associates of persons referred to in item (i) above.

Holders of non-voting and subordinate voting shares are to be given full voting rights on a resolution which requires disinterested shareholder approval.

The term "Insider" is defined in the *Securities Act* (British Columbia) and generally includes directors, senior officers, the five highest paid employees and holders of greater than 10% of the voting securities of the Company.

The Company's Insiders will participate in the Company's 2007 Plan. Insiders, as a group, currently hold all options allocated under previous stock option grants.

The 2007 Plan, together with previous stock option grants, could result in the issuance to Insiders, within a one year period, of a number of shares exceeding 10% of the Company's outstanding share capital. Accordingly, management will ask disinterested shareholders to approve the 2007 Plan (see "Disinterested Shareholder Approval" below).

Terms of the 2007 Plan

A full copy of the 2007 Plan will be available at the Meeting for review by shareholders. Also, shareholders may obtain copies of the 2007 Plan from the Company prior to the Meeting, on request. The following is a summary of the 2007 Plan:

The 2007 Plan will only terminate when terminated by the Company. Any options outstanding when the 2007 Plan is terminated will remain in effect until they are exercised or they expire.

The 2007 Plan provides that stock options can be issued to directors, senior officers, employees, full-time dependent contractors, part-time dependent contractors and consultants of the Company or any of its affiliates or subsidiaries or to employees of companies providing management or administrative services to the Company. The 2007 Plan also provides for amendment of stock options granted under the 2007 Plan or granted prior to implementation of the Company's first stock option plan.

The 2007 Plan provides that it is solely within the discretion of the Board to determine who should receive options and in what amounts. Further, the Board may delegate such authority as it sees fit to a committee comprised of 2 or more directors.

Options granted under the 2007 Plan will be for a term not to exceed 5 years from the date of their grant unless the Company becomes categorized as a Tier 1 issuer (or equivalent), in which case the maximum term will be 10 years from the date of grant. The options will be non-assignable except that they will be exercisable by the personal representative of the option holder in the event of the option holder's death.

Pursuant to the policies of TSX-V, all stock options and any shares issued on the exercise of stock options will be legended with a four month hold period from the date the stock options are granted.

Pursuant to the policies of TSX-V, options granted under the terms of the 2007 Plan will be exercisable at a price which is not less than the Discounted Market Price (which is the market price less a discount of 25% for a closing price of up to $0.50, a discount of 20% for a closing price of $0.51 to $2.00, and a discount of 15% for a closing price above $2.00, subject to a minimum of $0.10 and to certain exemptions described in the TSX-V policy manual). For as long as the Company is categorized as a Tier 2 issuer, options granted to a person who is engaged in investor relations activities will expire within a maximum of 30 days after the Optionee ceases to be employed and options granted to all other persons will expire within a maximum of 90 days from the date the Optionee ceases to hold his or her position or office.

All of the other provisions described in this Information Circular regarding the TSX-V's policy in respect of stock options are incorporated in the 2007 Plan.

The Company will not issue shares pursuant to options granted under the 2007 Plan until the shares have been fully paid for. The Company will not provide financial assistance to option holders to assist them in exercising their options.

Disinterested Shareholder Approval

To meet all of the requirements of TSX-V (see "Regulatory Requirements" above), the Company must obtain the approval of its disinterested shareholders to establish the 2006 Plan and to grant and amend options granted thereunder. Such approval will be sought at the Meeting.

For the purposes of the vote, none of the Company's Insiders or their associates may vote on the matter.

New Business Corporations Act (British Columbia)

Introduction

On March 29, 2004, the British Columbia legislature enacted the Business Corporations Act (the "New Act") and repealed the Company Act (the "Former Act") which previously governed the Company. The New Act removes many of the restrictions contained in the Former Act, including restrictions on the residency of directors, the place of annual general meetings and limits on authorized share capital. The New Act also uses new forms and terminology. In accordance with the New Act, the Company has filed a transition application with the Registrar of Companies, the principal element of which involved replacing the Company's Memorandum with a new form designated as a Notice of Articles.

The Company is seeking shareholder approval to amend its Notice of Articles by removing certain preexisting company provisions (the "Pre-existing Provisions") which relate to certain restrictions contained in the Former Act (that are no longer required under the New Act, but continue to apply until approved for removal by the shareholders). In addition, the Company is also seeking shareholder approval to replace the Company's current articles (the "Existing Articles") with new articles (the "New Articles") which will incorporate some of the more flexible provisions of the New Act and also better reflect certain provisions of the New Act. The directors of the Company believe that amending the Company's Notice of Articles to delete the Pre-existing Provisions and then replacing the Existing Articles with the New Articles will enable the Company to be more efficient, flexible and cost-effective and will bring the Company's charter documents into line with the New Act.

In order to be effective, special resolutions must be approved by a three-quarter majority vote cast by those shareholders of the Company who, being entitled to do so, vote in person or by proxy at the Meeting in respect of such resolutions.

The directors of the Company believe that the passing of the following special resolutions is in the best interests of the Company and recommend that shareholders of the Company vote in favor of the resolutions.

Removal of Application of Pre-existing Company Provisions

Under the New Act, a company existing under the Former Act is subject to Pre-existing Provisions reflecting certain restrictions contained in the Former Act that are required to be incorporated in its Notice of Articles. The Pre-existing Provisions remain operative until the shareholders of the company remove them by special resolution. If Pre-existing Provisions are to be removed from a company's Notice of Articles, they must be removed in their entirety. Because the Company is a reporting issuer, the only significant Pre-existing Provision that is applicable is the requirement that a special resolution be approved by not less than three quarters (¾) of the votes cast, as opposed to the two-thirds majority applicable under the BCA. Removal of the Pre-existing Provisions will allow a special resolution of the Company to be approved by a two-thirds majority vote, which will provide the Company with greater flexibility for future corporate activities and be consistent with companies in other jurisdictions.

Accordingly, at the Meeting, the shareholders of the Company will be asked to pass the following special resolution to alter the Notice of Articles of the Company:

"BE IT RESOLVED, as a special resolution, that:

(a) the Pre-existing Company Provisions (as defined in the Business Corporations Act (British Columbia) in the Notice of Articles of the Company are hereby deleted;

(b) the Company's Notice of Articles be altered accordingly;

(c) any one director or officer of the Company be and is hereby authorized to execute and deliver all such documents and instruments, including the Notice of Alteration reflecting the removal of the Pre-existing Company Provisions, and to do such further acts as may be necessary to give full effect to this special resolution; and

(d) the board of directors of the Company is hereby authorized, at any time in its sole discretion, to determine whether or not to proceed with this resolution without further approval, ratification or confirmation by the shareholders of the Company".

This special resolution must be approved by a majority of three-quarters (3/4) of the votes cast by the shareholders of the Company who, being entitled to do so, vote in person or by proxy at the Meeting in respect of such special resolution.

The form of the proposed resolution set forth above is subject to such amendments as management may propose at the Meeting but which do not materially affect the substance of the proposed resolution.

The Company's board of directors recommends that shareholders vote in favor of the foregoing special resolution. Proxies received in favor of management will be voted in favor of such special resolution, unless the shareholder has specified in the proxy that the shares are to be voted against such resolution.

Adoption of New Articles

The Company proposes to replace its Existing Articles with the New Articles so that its articles will reflect the more flexible provisions of the New Act and new terminology contained in the New Act. A summary of the main differences between the Company's Existing Articles and the New Articles is contained in Appendix A attached to this Information Circular.

A copy of the proposed form of New Articles is available for inspection by shareholders during normal business hours at any time up to the Meeting at the Company's registered office located at Suite 2760, 200 Granville Street, Vancouver, British Columbia and will be available at the Meeting.

At the Meeting, the shareholders of the Company will be asked to pass the following special resolution to adopt the New Articles for the Company:

"BE IT RESOLVED, as a special resolution, that:

(a) the Articles of the Company be altered by deleting and canceling the existing Articles and that the form of Articles presented to the meeting, and initialed for identification by the President of the Company on the first and last pages thereof, be adopted as the Articles of the Company in substitution for, and to the exclusion of, the existing Articles of the Company;

(b) any one director or officer of the Company be and is hereby authorized to execute and deliver all such documents and instruments, including any required Notice of Alteration, and to do such further acts as may be necessary to give full effect to the foregoing; and

(c) the board of directors of the Company is hereby authorized, at any time in its absolute discretion, to determine whether or not to proceed with the foregoing without further approval, ratification or confirmation by the shareholders of the Company."

This special resolution must be approved by a majority of three-quarters (3/4) of the votes cast by the shareholders of the Company who, being entitled to do so, vote in person or by proxy at the Meeting in respect of such special resolution.

The form of the proposed resolution set forth above is subject to such amendments as management may propose at the Meeting but which do not materially affect the substance of the proposed resolution.

The Company's board of directors recommends that shareholders vote in favor of the foregoing special resolution. Proxies received in favor of management will be voted in favor of such special resolution, unless the shareholder has specified in the proxy that the shares are to be voted against such resolution.

Alteration Of Share Capital

The authorized capital of the Company consists of 100,000,000 common shares without par value and 100,000,000 Class "A" Preference shares. The board of directors proposes that the Company alter its share capital by increasing the number of authorized shares of each class to an unlimited number in order to give the Company maximum flexibility to pursue its corporate objectives without incurring the expense of seeking shareholder authorization to amend its share capital further.

At the Meeting, the shareholders of the Company will be asked to pass the following special resolution to amend the share capital of the Company:

"BE IT RESOLVED, as a special resolution, that:

(a) The authorized share capital of the Company be altered by increasing the authorized number of common shares without par value from 100,000,000 to an unlimited number; and

(b) The authorized share capital of the Company be altered by increasing the authorized number of Class "A" Preference shares without par value from 100,000,000 to an unlimited number;

(c) the Notice of Articles of the Company be altered to reflect the alterations authorized by paragraphs (a) and (b) of this resolution;

(d) any one director or officer of the Company be and is hereby authorized to execute and deliver all such documents and instruments, including the Notice of Alteration reflecting the removal of the Pre-existing Company Provisions, and to do such further acts as may be necessary to give full effect to this special resolution; and

(e) the board of directors of the Company is hereby authorized, at any time in its sole discretion, to determine whether or not to proceed with this resolution in whole or in part without further approval, ratification or confirmation by the shareholders of the Company".

This special resolution must be approved by a majority of three-quarters (3/4) of the votes cast by the shareholders of the Company who, being entitled to do so, vote in person or by proxy at the Meeting in respect of such special resolution.

The form of the proposed resolution set forth above is subject to such amendments as management may propose at the Meeting but which do not materially affect the substance of the proposed special resolution.

The Company's board of directors recommends that shareholders vote in favor of the foregoing special resolution. Proxies received in favor of management will be voted in favor of such special resolution, unless the shareholder has specified in the proxy that the shares are to be voted against such resolution.

Other Matters

The management does not know of any other matters to come before the Meeting other than those referred to in the Notice of Meeting. Should any other matters properly come before the Meeting, the shares represented by the Proxy solicited hereby will be voted on such matters in accordance with the best judgment of the persons voting the Proxy.

Additional Information

Additional information relating to the Company is on the SEDAR website at www.sedar.com. Financial information is provided in the Company's comparative financial statements and MD&A for its most recently completed financial year. Shareholders may request copies of the Company's financial statements and MD&A by contacting the Company at 125A, 1030 Denman Street, Vancouver, British Columbia V6G 2M6.

The Company's disclosure of its corporate governance practices in Form 58-101F2 is included as Appendix "B" to this Information Circular.

Board Approval

The content and sending of this Information Circular has been approved by the Company's Board of Directors.

Certificate

The foregoing contains no untrue statements of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

IT IS AN OFFENCE UNDER THE *SECURITIES ACT* (ALBERTA), THE *SECURITIES REGULATION* (ALBERTA) AND THE ALBERTA *SECURITIES COMMISION RULES* (TOGETHER THE "ALBERTA ACT") FOR A PERSON OR COMPANY TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE

ALBERTA ACT THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MAKE, IS A MISREPRESENTATION.

DATED at Vancouver, British Columbia, this 31st day of January, 2007.

ON BEHALF OF THE BOARD OF DIRECTORS

"John L. Carswell"

John L. Carswell, C.E.O., C.F.O & President

APPENDIX "A"

Changes under the Proposed New Articles of Kelso Technologies Inc.

Set out below is a discussion of changes reflected under the Company's proposed New Articles, including a discussion of substantive changes included in the New Articles and changes included that are as a result of changes under the New Act. The New Articles incorporate a number of non-substantive changes, including the use of the new terminology adopted under the New Act. For example, "members" are now "shareholders" and "register of members" is now "central securities register". Many of these terminology and wording changes are not discussed in detail here as they reflect statutory requirements that the Company cannot alter or amend.

The following is a discussion of the substantive changes proposed in the New Articles.

Special Majority for Resolutions

Under the Former Act and the Existing Articles, the majority of votes required to pass a special resolution at a general meeting of shareholders was not less than three-quarters (3/4) of the votes cast on a resolution. Under the New Act, the Company is authorized to determine whether a special resolution requires not less than two-thirds (2/3) or not less than three-quarters (3/4) of the votes cast on a resolution. The New Articles propose that a special resolution require a majority of not less than two-thirds (2/3) of the votes cast on a resolution.

Resolutions Required

Under the New Act, the Company is, subject to shareholder approval, now permitted in its New Articles to set out the type of approval required for certain corporate changes. This change in the New Act reflects an increasing need for companies to react and adapt to changing business conditions and to have a system in place that allows for quick responses. Under the New Act, a Company may choose different thresholds of support for specific resolutions, including changes such as alterations to share capital, the subdivision and consolidation of shares and company name changes. Changes such as the alteration of share capital and name changes were previously required under the Former Act to be approved by a special resolution of the shareholders of a company. Traditionally, where these changes are proposed between annual general meetings of shareholders, the Company would be required to hold a special general meeting to have the change approved. This is expensive for the Company and results in time delays and costs. As a result, the board of directors of the Company is proposing that the New Articles provide that the Company may, subject to the New Act, alter its Notice of Articles, New Articles and share structure in the following manner:

1. by directors' resolution or ordinary resolution (being a simple majority of the votes cast by shareholders on a resolution), as determined in each case by the directors, to:

(a) create one or more classes or series of shares and, if none of the shares of a class or series are allotted or issued, eliminate that class or series of shares;

(b) establish, increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue out of any class or series of shares; and

(c) authorize alterations to the New Articles that are procedural or administrative in nature or are matters that pursuant to the New Articles are solely within the directors' powers, control or authority.

Directors' Authority to Set Auditor's Remuneration

Under the New Act, the Company is, subject to shareholder approval, permitted to include in the New Articles authorization for the directors to set the remuneration paid to the auditor of the Company. The Former Act required the shareholders to set the remuneration or the shareholders to authorize, on an annual basis, the directors to set the remuneration. Historically, shareholders of the Company have always authorized the directors to set the auditor's remuneration. As a result, the inclusion of the authority for directors to set the auditor's remuneration in the New Articles merely codifies existing practice. More

importantly, however, this change also codifies new corporate governance rules and regulations relating to audit committees and the appointment and remuneration of auditors.

Share Certificates

Under the Existing Articles, a shareholder is entitled to a share certificate representing the number of shares of the Company the shareholder holds. Under the New Act, a shareholder is now entitled to a share certificate representing the number of shares of the Company the shareholder holds or a written acknowledgement of the shareholder's right to obtain such a share certificate. As a result, the New Articles have been amended to provide for this additional right. The addition of the ability to issue a written acknowledgement is very useful for public companies such as the Company since it permits flexibility in corporate and securities transactions.

Dividends

Under the New Act, a company may pay dividends out of profits, capital or otherwise. This is a significant change from the situation as it existed under the Former Act, which was silent on the issue and did not contain rules comparable to those set out in the New Act governing the payment of dividends. As a result, payment of dividends by companies under the Former Act was governed by the common law, which provided that dividends were payable out of profits only, and not out of capital or otherwise. In order to provide greater flexibility to the Company, the New Articles contain provisions that permit the Company to pay dividends in the manner permitted under the New Act.

Residency of Directors

Under the Former Act, the majority of directors of a company had to be residents of Canada with at least one director being a resident of British Columbia. The New Act no longer specifies residency requirements for directors of a company. Accordingly, the New Articles do not specify any residency requirements for the Company's directors.

Disclosure of Interests of Directors and Senior Officers

Under the New Act, the provisions relating to the disclosure of interests by directors have been revised and updated. Under the Former Act, a director of a company was required to disclose the nature and extent of the director's direct or indirect interest in any proposed contract or transaction involving the company. The New Act expands the application of the disclosure requirement to include senior officers of a company, but inserts a two-fold materiality test as the threshold for disclosure by a director or senior officer: (a) the proposed contract or transaction must be material to the company; and (b) the director or senior officer of the company must either: (i) have a material interest in such proposed contract or transaction; or (ii) if such director or senior officer is a director or senior officer of (or has a material interest in) an entity, and that entity has a material interest in the proposed contract or transaction. All directors and senior officers of a company are bound by these new provisions. The New Articles incorporate by reference these provisions of the New Act.

Directors' Meetings

Under the New Act, the provisions relating to directors' meetings have been revised and updated to allow directors to participate by telephone or other communication mediums as long as the directors are able to communicate with each other. The New Articles have been drafted to broaden the ability of directors to participate in meetings through other communication mediums to allow directors who may not be able to attend in person to still participate in meetings of the directors. In addition, the New Articles have been updated to allow directors to receive notices of meetings by electronic means, which allows for quicker and more efficient communication with directors of the Company.

Indemnification of Directors and Officers

Under the Former Act, a company could only indemnify directors where it obtained prior court approval, except in certain limited circumstances. The Existing Articles permit the Company to indemnify directors, subject to the requirements of the Former Act. Under the New Act, a company is now permitted to indemnify a past or present director or officer without obtaining prior court approval in respect of an "eligible proceeding". An "eligible proceeding" includes any legal proceeding relating to the activities of the individual as a director, former director, officer or former officer of a company. Under the New Act, however, a company will be prohibited from paying an indemnity if:

(a) the party did not act honestly and in good faith with a view to the best interests of the company;

(b) the proceeding was not a civil proceeding and the party did not have reasonable grounds for believing that his or her conduct was lawful; and

(c) the proceeding is brought against the party by the company or an associated corporation.

As a result, the New Articles provide that the Company will indemnify past and present directors and officers of the Company, subject to the limits imposed under the New Act. The board of directors of the Company believes that it is in the best interests of the Company to indemnify past and present directors and officers, subject to the limits and conditions of the New Act.

Delivery of Documents to Shareholders

As a result of changes under the New Act, the New Articles now permit the delivery of documents to a shareholder by facsimile transmission, email and any other method permitted under securities legislation. This change reflects recent developments under securities legislation. As part of its efforts to modernize and adopt new, less expensive methods of shareholder communication, the board of directors of the Company believes that it is in the best interests of the Company to allow for facsimile transmission, email and other permitted methods of delivery of documents to shareholders. As a result, the New Articles propose to allow the Company to deliver documents to shareholders by facsimile transmission, email and other methods permitted under securities legislation.

Location of Shareholder Meetings

Under the Former Act, annual general meetings were required to be held in British Columbia or at such other location as may be approved by the Registrar of Companies upon application by a company. Under the New Act, as long as it is provided for in a company's articles, companies may hold their shareholder meetings inside or outside of British Columbia. The New Articles specifically allow the directors to authorize, by directors' resolution, the holding of the Company's shareholder meetings anywhere in North America.

Appendix "B"

Form 58-101 F2
Corporate Governance Disclosure
(Venture Issuers)

The following is a summary of the Company's corporate governance disclosure required by Form 58-101F2 of National Instrument 58-101 *Disclosure of Corporate Governance Practices.*

Board of Directors

The Board, at present, is composed of four directors, one of whom is an executive officer of the Company and three of whom are considered to be "independent", as that term is defined in applicable securities legislation. Messrs Blair L. Qualey, William E. Troy and Andrew R. Male are considered to be independent directors. Mr. John L. Carswell, by reason of his being the President, CEO and CFO of the Company, is not. In determining whether a director is independent, the Board chiefly considers whether the director has a relationship which could be perceived to interfere with the director's ability to objectively assess the performance of management.

The Board is responsible for approving long-term strategic plans and annual operating plans and budgets recommended by management. Board consideration and approval is also required for material contracts and business transactions, and all debt and equity financing transactions.

The Board delegates to management responsibility for meeting defined corporate objectives, implementing approved strategic and operating plans, carrying on the Company's business in the ordinary course, managing the Company's cash flow, evaluating new business opportunities, recruiting staff and complying with applicable regulatory requirements. The Board also looks to management to furnish recommendations respecting corporate objectives, long-term strategic plans and annual operating plans.

Directorships

Certain of the directors of the Company are also directors of other reporting issuers (or equivalent) in a jurisdiction or a foreign jurisdiction as follows:

Name of Director	Other reporting issuer (or equivalent in a foreign jurisdiction)
Andrew R. Male	**Director of TSX.V Sola Resource Corp., U.S Issuer Cosco ESP Inc. and TSX.V Canasia Industries Corporation**

Orientation and Continuing Education

The Company has not yet developed an official orientation or training program for new directors. As required, new directors will have the opportunity to become familiar with the Company by meeting with the other directors and with officers and employees. Orientation activities will be tailored to the particular needs and experience of each director and the overall needs of the Board.

Ethical Business Conduct

The Board monitors the ethical conduct of the Company and ensures that it complies with applicable legal and regulatory requirements, such as those of relevant securities commissions and stock exchanges. The Board has found that the fiduciary duties placed on individual directors by the Company's governing corporate legislation and the common law, as well as the restrictions placed by applicable corporate legislation on the individual director's participation in decisions of

the Board in which the director has an interest, have been sufficient to ensure that the Board operates independently of management and in the best interests of the Company.

Nomination of Directors

The Board has not appointed a nominating committee because the Board fulfils these functions.

Compensation

The Company does not have a compensation committee as the Board of Directors is responsible for determining all forms of compensation, including long-term incentive in the form of stock options, to be granted to the Chief Executive Officer of the Company and the directors, and for reviewing the Chief Executive Officer's recommendations respecting compensation of the other officers of the Company, to ensure such arrangements reflect the responsibilities and risks associated with each position. When determining the compensation of its officers, the Board considers: i) recruiting and retaining executives critical to the success of the Company and the enhancement of shareholder value; ii) providing fair and competitive compensation; iii) balancing the interests of management and the Company's shareholders; and iv) rewarding performance, both on an individual basis and with respect to operations in general.

Committees of the Board of Directors

The Board has appointed an Audit Committee the members of which are the following: John L. Carswell, Blair L. Qualey, and William E. Troy.

A description of the function of the Audit Committee can be found in this Information Circular under Audit Committee.

Assessments

The Board has not, as yet, adopted formal procedures for assessing the effectiveness of the Board, its Audit Committee or individual directors.

Kelso Technologies Inc
Unit 125 A - 1030 Denman Street
Vancouver, British Columbia, V6G 2M6

NOTICE OF CHANGE OF AUDITOR
(the "Notice")

TO: STEINGARTEN SCHECHTER & CO., Chartered Accountants

AND TO: SMYTHE RATCLIFFE, Chartered Accountants

NOTICE IS HEREBY GIVEN that, on the advice of the Audit Committee of Kelso Technologies Inc. (the "Company"), the Directors of the Company resolved as of November 23, 2006 that:

1. The resignation of Steingarten Schechter & Co. on November 23, 2006, as auditor of the Company be accepted, and

2. Effective November 23, 2006, Smythe Ratcliffe, Chartered Accountants, be appointed as auditor of the Company until the next annual meeting at a remuneration to be fixed by the Directors.

In accordance with National Instrument 51-102 *Continuous Disclosure Obligations* ("NI 51-102") we confirm that:

(a) Steingarten Schechter & Co. resigned as auditor of the Company and consequently the Company has appointed Smythe Ratcliffe with offices at Suite 700, Marine Building, 355 Burrard Street, Vancouver, BC, V6C 2G8;

(b) the resignation of Steingarten Schechter & Co. and appointment of Smythe Ratcliffe as auditor of the Company were considered and approved by the Audit Committee of the Company;

(c) Steingarten Schechter & Co. has not expressed any reservation in its reports for the two most recently completed fiscal years of the Company, nor for the period from the most recently completed period for which Steingarten Schechter & Co. issued an audit report in respect of the Company's financial statements and the date of this Notice;

(d) in the opinion of the Directors of the Company, no "reportable event" as defined in NI 51-102 has occurred in connection with the audits of the two most recently completed fiscal years of the Company, nor any period from the most recently completed period for which Steingarten Schechter & Co. issued an audit report in respect of the Company's financial statements and the date of this Notice; and

(e) this Notice and Auditor's Letters have been reviewed by the Board of Directors and the Audit Committee of the Company.

Dated as of the 23rd day of November, 2006.

KELSO TECHNOLOGIES INC

Per: ______________________
John L. Carswell, Chief Executive Officer

1323960.1

Smythe Ratcliffe LLP

7th Floor, Marine Building

355 Burrard Street

Vancouver, BC V6C 2G8

January 17, 2007

SmytheRatcliffe
CHARTERED ACCOUNTANTS

fax: 604.688.4675

telephone: 604.687.1231

British Columbia Securities Commission
5 Floor, 701 West Georgia Street
Vancouver, BC V7Y 1L2

Alberta Securities Commission
4 Floor, 300 Fifth Avenue SW
Calgary, AB T2P 3C4

Dear Sirs:

RE: KELSO TECHNOLOGIES INC. (THE "COMPANY")

We are writing in accordance with Section 4.11(5)(a)(i) of National Instrument 51-102 *Continuous Disclosure Obligations* ("NI 51-102"). We wish to confirm that we have read the Notice of Change of Auditor of the Company dated November 23, 2006 and that based on our current knowledge we are in agreement with the information contained in such Notice.

Yours very truly,

"Smythe Ratcliffe LLP"

Chartered Accountants

DW/sl/100940
Encls.

cc: Kelso Technologies Inc.
Steingarten Schechter & Co.

Steingarten Schechter & Co.

A Independent Member of Baker Tilly International
Chartered Accountants

800 - 650 West Georgia Street, PO Box 11588, Vancouver, British Columbia V6B 4N8 Phone: (604) 606-1588 Fax: (604) 633-1606
1600 - 220 Portage Avenue, Winnipeg, Manitoba R3C 0A5 Phone: (204) 956-1011 Fax:(204) 949-1411

December 5, 2006

British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, British Columbia
V7Y 1L2

Alberta Securities Commission
4th Floor, 300 – 5th Avenue S.W.
Calgary, Alberta
T2P 3C4

Dear Sirs:

Re: Change of Auditor of Kelso Technologies Inc. (the "Company")

We acknowledge receipt of a Notice of Change of Auditor (the "Notice") dated December 5, 2006 given by the Company to ourselves and Smythe Ratcliffe, Chartered Accountants.

Based on our information as of this date, we agree with the statements set out in the Notice.

Yours very truly,

STEINGARTEN SCHECHTER & CO.

Steingarten Schechter & Co.

DM/sm
enclosures

Financial Statement Request Form

In accordance with the rules of National Instrument 51-102 "Continuous Disclosure Obligations", effective March 30, 2004, a reporting issuer must send annually a request form to the registered holders and to the beneficial owners of its securities, that the registered holders and beneficial owners may use to request a copy of the reporting issuer's annual financial statements and Management Discussion & Analysis ("MD&A"), the interim financial statements and MD&A, or both. Please complete the form below if you wish to receive the statement(s) this year.

You will not automatically receive copies of the financial statement(s) unless this card is completed and returned. Copies of all previously issued annual and quarterly financial statements and related MD&A are available to the public on the SEDAR website at www.sedar.com.

In order to benefit the environment by saving paper and reduce delivery expenses, we recommend that you select email as your preferred method of communication and provide your current email address and your consent to electronic delivery. **To provide your consent, please complete the Consent to Electronic Delivery form available at www.pctc.com/PCTCPortal/Public/ShareHolder.aspx**. Holders that return this card in the mail and have requested delivery of statements via email must at some time prior to the mailing, complete the Consent Form at the above noted URL, or the statements will be sent by mail.

I, the undersigned, certify that I am the owner of the securities (other than debt instruments) of the Company shown below, and request that my name be placed on the Company's Mailing List in respect of its quarterly and/or annual financial statements and MD&A for the **current financial year**.

KELSO TECHNOLOGIES INC.

Please select one or both of the following options: ______ **Annual Financial Statements & MD & A**
______ **Quarterly Financial Statements & MD & A**

Name: ____

Address: ____
Street Name & Number *Apt. or Suite*

____
City *Prov or State* *Country* *Postal or Zip Code*

Email Address: ______________________ Preferred Method of Communication: Email:______ or Mail:______

*Signature: ______________________ Date: ______________________

PLEASE RETURN YOUR COMPLETED REQUEST FORM BY MAIL TO:

PACIFIC CORPORATE TRUST COMPANY
510 BURRARD STREET, 2ND FLOOR
VANCOUVER, BC
V6C 3B9

OR BY FAX TO: 604-689-8144

OR COMPLETE THE FORM ONLINE AT: www.pctc.com/PCTCPortal/Public/ShareHolder.aspx

* At Pacific Corporate Trust Company, we respect your privacy and we are committed to protecting your information. The personal information you are providing on this form will only be used for its intended purpose described above, and will be handled in accordance with our Privacy Policy, available on our website at www.pctc.com, or by writing to us at the address shown above. PCTC will use the information that you are providing on this form in order to process your request and will treat your signature(s) on this form as your consent to the above.

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**

2. This form of proxy ("Instrument of Proxy") ***must be signed*** by you, the Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer, or other duly appointed representative,*** the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. ***If this Instrument of Proxy is not dated*** in the space provided, authority is hereby given by you, the Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Shareholder, by Pacific Corporate Trust Company or by the Company.

4. ***A Shareholder who wishes to attend the Meeting and vote on the resolutions in person***, may simply register with the scrutineers before the Meeting begins.

5. ***A Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions***, may do the following:

   (a) ***appoint one of the management proxyholders*** named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote the resolution as if the Shareholder had specified an affirmative vote;

   OR

   (b) ***appoint another proxyholder,*** who need not be a Shareholder of the Company, to vote according to the Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the holder on any ballot*** of a resolution that may be called for and, if the holder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. If a holder has submitted an Instrument of Proxy, ***the holder may still attend the Meeting and may vote in person.*** To do so, the holder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

7. Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations to matters identified in the Notice of Meeting or other matters which may properly come before the Meeting, as the proxyholder in its sole discretion sees fit.

8. **To be represented at the Meeting, proxies must be submitted no later than forty-eight ("48") hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting or adjournment thereof.**

VOTING METHODS

RETURN YOUR PROXY BY MAIL OR FAX to PACIFIC CORPORATE TRUST COMPANY
510 Burrard Street, 2nd Floor, Vancouver, British Columbia, V6C 3B9. Fax number 604-689-8144. ***Voting by mail or fax may be the only method for holdings held in the name of the corporation or holdings voted on behalf of another individual. Do not mail the printed proxy or VIF if you have voted by internet or telephone.***

Proxy

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF KELSO TECHNOLOGIES INC. TO BE HELD AT SUITE 2760 – 200 GRANVILLE STREET, VANCOUVER, B.C. ON WEDNESDAY, FEBRUARY 28, 2007, AT 12:00 PM

The undersigned Shareholder of the Company hereby appoints John L. Carswell, the CEO of the Company, or failing this person, William E. Troy, a director of the Company, or in the place of the foregoing, ______________________________ *(print the name)*, as proxyholder for and on behalf of the Shareholder with the power of substitution to attend, act and vote for and on behalf of the Shareholder in respect of all matters that may properly come before the aforesaid meeting of the Shareholders of the Company (the "Meeting") and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Shareholder were present at the said Meeting, or any adjournment thereof.

The Shareholder hereby directs the proxyholder to vote the securities of the Company recorded in the name of the Registered Shareholder as specified herein.

The undersigned Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

REGISTERED HOLDER SIGN HERE: ______________________________

Please Print Name: ______________________ **Date Signed:** __________

THIS PROXY MUST BE SIGNED AND DATED.

SECURITIES & EXCHANGE COMMISSION (1)
OFF. OF INT'L CORP. FIN. FILE # 82-2441
MAIL STOP 3-9 450 - 5TH STREET N W
WASHINGTON DC 20549
USA

1189

Registered Shareholder Id 0
Registered Shareholder Code 0

Resolutions (For full details of each item, please see the enclosed Notice of Meeting and Information Circular)

	For	Against	Withhold
1. To appoint and authorizeSmythe Ratcliffe, Chartered Accountants as auditors of the Company		N/A	
2. To fix the number of directors at 4			N/A
3. To elect as Director, John L. Carswell		N/A	
4. To elect as Director, Blair L. Qualey		N/A	
5. To elect as Director, William E. Troy		N/A	
6. To elect as Director, Andrew R. Male		N/A	
7. To approve the Company's 2007 Stock Option Plan and authorize the granting and amending of options (see Item XII of the Information Circular)			N/A
8. To approve, as a special resolution, the alteration to the Company's Notice of Articles and Articles to delete the "Pre-existing Company Provisions" (see Item XII of the Information Circular)			N/A
9. To approve, as a special resolution, deletion of the existing Articles of the Company and adoption of new Articles of the Company which contain updated provisions based on the new Business Corporations Act (British Columbia) (see Item XII of the Information Circular)			N/A
10. To approve, as a special resolution, the alteration of the authorized share capital of the Company by increasing the authorized number of common shares and Class "A" Preference shares to an unlimited number (see Item XII of the Information Circular)			N/A
11. To grant the proxyholder authority to vote at his/her discretion on any other business or amendment or variation to the previous resolutions		N/A	